SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

            Entergy Power Development Corporation
                          Suite 500
                  10055 Grogan's Mill Road
                The Woodlands, Texas   77380

     This certificate is notice that Entergy Power Development Corporation, a Delaware Corporation (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Company pursuant to the terms of a
             Credit Agreement between Entergy
             Power Development Corporation
             ("EPDC") and Entergy International
             Limited, which Credit Agreement
             (and related Note) was assigned to
             Entergy Global Investments, Inc. on
             April 12, 2000 (the "Credit
             Agreement").  In consideration of
             such assignment, Entergy Global
             Investments, Inc. will pay  Entergy
             International Limited $20,935,635.10
             (representing $20,876,675.42 in
             outstanding principal under the Note
             and accrued interest thereon of
             $58,959.68).

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $1,200,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             250 basis points plus 3 month LIBOR
             rate

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Company may request
             advances from time to time up to the
             amount available under the Credit
             Agreement.  As of the date of this
             Certificate, funds in the amount of
             $3,349,038 were advanced by Entergy
             Global Investments, Inc. to the
             Company on April 20, 2000.
             Pursuant to the assignment of the
             Credit Agreement, the Company
             additionally owes Entergy Global
             Investments, Inc. $20,876,675.42
             plus accrued interest.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             March 31, 2005

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Global Investments, Inc.

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used to make loans, equity
             investments or provide credit
             support in connection with
             investments in exempt wholesale
             generators, foreign utility
             companies and other permitted non-
             utility businesses.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY POWER DEVELOPMENT
                            CORPORATION

                            BY:  /s/Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date: May 1, 2000